UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Alteva, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

883375107

(CUSIP Number)

Alexis P. Michas
Juniper Investment Company, LLC
555 Madison Avenue, 24th Floor
New York, New York 10022
(212) 339-8500

(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

November 16, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 883375107	Page 2 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Public Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 408,876
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 408,876
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 11 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 3 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper HF Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 11 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 4 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Juniper Investment Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 11 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 5 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alexis P. Michas
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)*	☒
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 5 of 11 Pages

SCHEDULE 13D

CUSIP No. 883375107	Page 6 of 11 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) John A. Bartholdson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 408,876
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,876
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 408,876
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14		TYPE OF REPORTING PERSON (See Instructions) IN

Page 6 of 11 Pages

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to read as follows:

This Amendment No. 7 to the statement on Schedule 13D (this “Amendment No. 7”) relates to the common stock, par value $.01 per share (the “Shares”), of Alteva, Inc., a New York corporation (the “Issuer”), and hereby amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 30, 2013 (the “Initial Schedule”), as amended by Amendment No. 1 filed on May 27, 2014, Amendment No. 2 filed on August 26, 2014, Amendment No. 3 filed on September 22, 2014, Amendment No. 4 filed on November 12, 2014, Amendment No. 5 filed on December 30, 2014 and Amendment No. 6 filed on May 4, 2015 (the “Amendments”, and together with the Initial Schedule, this “Schedule 13D”).  Capitalized terms used but not defined herein shall have the meanings ascribed to them in this Schedule 13D.  All items or responses not described herein remain as previously reported in this Schedule 13D.  The Issuer’s principal executive offices are located at 401 Market Street, Philadelphia, PA, 19106.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to read as follows:

(a)           This Schedule 13D is being filed by:

(i)           Juniper Public Fund, L.P., a Delaware limited partnership (“Juniper Public Fund”);

(ii)          Juniper HF Investors II, LLC, a Delaware limited liability company and the general partner of Juniper Public Fund (“Juniper HF Investors”);

(iii)         Juniper Investment Company, LLC, a Delaware limited liability company and the investment advisor to Juniper Public Fund (“Juniper Investment Company”);

(iv)        Alexis P. Michas, as a managing member of each of Juniper HF Investors and Juniper Investment Company;

(v)         John A. Bartholdson, as a managing member of each of Juniper HF Investors and Juniper Investment Company;

Each of the foregoing is referred to herein as a “Reporting Person” and together as the “Reporting Persons.”

(b)           The address of the principal office of each of the Reporting Persons is 600 Madison Avenue, 16th Floor, New York, New York 10022.

(c)           The principal business of Juniper Public Fund is to invest in the capital stock of various companies. The principal business of Juniper HF Investors is to serve as the general partner of Juniper Public Fund. Juniper Investment Company provides investment advisory and management services and acts as the investment manager of Juniper Public Fund. Messrs. Michas and Bartholdson serve as the managing members of each of Juniper HF Investors and Juniper Investment Company.

Page 7 of 11 Pages

(d)           During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Each of Messrs. Michas and Bartholdson are United States citizens.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares held by Juniper Public Fund that are the subject of this Schedule 13D were purchased with funds obtained through capital contributions from investors in Juniper Public Fund.  Such Shares were purchased in open market purchases for an aggregate purchase price of approximately $2,989,000, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following:

The Reporting Persons are no longer considering options with respect to acquiring Shares along with Princeton Hosted Solutions, LLC, a New Jersey limited liability company (“Princeton”), as contemplated in the non-binding proposal delivered to the Board of Directors of the Issuer on August 26, 2014.  Brooklands Heritage, LLC, a Delaware limited liability company (“Brooklands”), is the sole member of Princeton and Brad Bono, an individual, is the sole member of Brooklands.  In light of the foregoing, (i) the Reporting Persons are not, and would not be deemed to be, part of a “group” (within the meaning of Section 13(d)(3) of the Act) with any of Princeton, Brooklands or Mr. Bono and (ii) this Schedule 13D filed by the Reporting Persons no longer includes Princeton, Brooklands or Mr. Bono as joint filers.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

Item 5(a) is hereby amended and restated in its entirety to read as follows:

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 7 are incorporated herein by reference.

Page 8 of 11 Pages

(a)           The percentages used herein are calculated based upon 5,981,352 Shares outstanding as of November 5, 2015, as set forth in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015.

As of the date of this Amendment No. 7, the Reporting Persons may be deemed to have beneficial ownership of the Shares as follows:

(i)           Juniper Public Fund beneficially owned 408,876 Shares, constituting approximately 6.8% of the then outstanding Shares.

(ii)           Juniper HF Investors, as the general partner of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 408,876 Shares, constituting approximately 6.8% of the then outstanding Shares.  Juniper HF Investors disclaims beneficial ownership of such Shares for all other purposes.

(iii)           Juniper Investment Company, as the investment advisor of Juniper Public Fund, may be deemed to own beneficially (as that term is defined in Rule 13-d under the Act) 408,876 Shares, constituting approximately 6.8% of the then outstanding Shares.  Juniper Investment Company disclaims beneficial ownership of such Shares for all other purposes.

(iv)           Each of Messrs. Michas and Bartholdson, as the managing members of Juniper HF Investors and Juniper Investment Company, may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Act) 408,876 Shares, constituting approximately 6.8% of the then outstanding Shares.  Messrs. Michas and Bartholdson disclaim beneficial ownership of such Shares for all other purposes.

Item 5(b) is hereby amended and restated in its entirety to read as follows:

(b)           Juniper Public Fund has the sole power to vote or direct the vote of 408,876 Shares and the sole power to dispose or direct the disposition of such Shares.  Juniper HF Investors, Juniper Investment Company, and Messrs. Michas and Bartholdson may be deemed to share with Juniper Public Fund the power to vote or to direct the vote and to dispose or to direct the disposition of such Shares.
Item 5(c) is hereby amended and supplemented by adding the following:

Set forth on Exhibit A to this Amendment No. 7 is a list of transactions in the Shares effected by Juniper Public Fund in the past sixty days. These transactions were all effected in the open market through a broker. Except for the foregoing, no other transactions in the Shares were effected by the Reporting Persons during the sixty days prior to the date of this Amendment No. 7.

Item 5(d) is hereby amended and restated in its entirety to read as follows:

(d)      To the knowledge of the Reporting Persons, no person other than Juniper Public Fund, Juniper HF Investors, Juniper Investment Company, and Messrs. Michas and Bartholdson has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any of the Shares.

Page 9 of 11 Pages

(e)      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

On November 17, 2015, the Reporting Persons entered into the Second Amended and Restated Joint Filing Agreement (the “Amended JFA”), a copy of which is filed as Exhibit B to this Amendment No. 7 and is incorporated by reference into this Item 6.   The Amended JFA, which amended the Amended and Restated Joint Filing Agreement, dated August 26, 2014 (which was attached as Exhibit B to Amendment No. 2, filed on August 26, 2014) in order to (i) remove Princeton, Brooklands and Mr. Bono as parties and (ii) provide for the filing of this Schedule 13D solely on behalf of the Reporting Persons.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Schedule of Transactions
Exhibit B:	Second Amended and Restated Joint Filing Agreement, dated November 18 2014, among the Reporting Persons

Page 10 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 18, 2015

JUNIPER PUBLIC FUND, L.P.

By:	JUNIPER HF INVESTORS II, LLC, its General Partner

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER HF INVESTORS II, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

JUNIPER INVESTMENT COMPANY, LLC

By:	/s/ Alexis P. Michas
Name:	Alexis P. Michas
Title:	Managing Member

By:	/s/ Alexis P. Michas
ALEXIS P. MICHAS

By:	/s/ John A. Bartholdson
JOHN A. BARTHOLDSON

[Alteva, Inc. 13D, Amendment No. 7]